Exhibit 99.1

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE THIRD QUARTER OF FISCAL 2023

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Jan. 13, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE: SVM) reports production and sales figures for the third quarter of fiscal 2023 ended December 31, 2022 ("Q3 Fiscal 2023"). The Company expects to release its Q3 Fiscal 2023 unaudited financial results on Thursday, February 9, 2023 after market close.

In Q3 Fiscal 2023, the Company produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.0 million pounds of zinc, representing increases of 1%, 0%, and 6%, respectively, in silver, gold, and lead, and a decrease of 13% in zinc compared to the third quarter ended December 31, 2021 ("Q3 Fiscal 2022").

For the first nine months of Fiscal 2023, the Company produced approximately 5.5 million ounces of silver, 3,400 ounces of gold, 57.1 million pounds of lead, and 19.9 million pounds of zinc, representing increases of 10%, 17%, and 9%, respectively, in silver, gold and lead, and a decrease of 12% in zinc compared to the same prior year period.

Q3 FISCAL 2023 OPERATING HIGHLIGHTS

  On a consolidated basis, 296,050 tonnes of ore were mined, up 1% over Q3 Fiscal 2022, and 303,442 tonnes of ore were milled, effectively the same as in Q3 Fiscal 2022.
  On a consolidated basis, the Company sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.3 million pounds of lead, and 7.1 million pounds of zinc, compared to approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead and 7.6 million pounds of zinc in Q3 Fiscal 2022.
  At the Ying Mining District, 206,854 tonnes of ore were mined, up 3% over Q3 Fiscal 2022, and 213,830 tonnes of ore were milled, down 1% over Q3 Fiscal 2022. Approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.6 million pounds of lead, and 2.1 million pounds of zinc were produced, representing increases of 2%, 0%, and 8%, respectively, in silver, gold, and lead,  and a decrease of 11% in zinc compared to Q3 Fiscal 2022.
  At the GC Mine, 89,196 tonnes of ore were mined, down 2% over Q3 Fiscal 2022, and 89,612 tonnes of ore were milled, essentially the same as in Q3 Fiscal 2022, and up 19% over last quarter. Approximately 179 thousand ounces of silver, 2.4 million pounds of lead, and 4.9 million pounds of zinc were produced, representing decreases of 4%, 7% and 14%, respectively, in silver, lead and zinc compared to Q3 Fiscal 2022, but up 27%, 35% and 22% respectively, in silver, lead and zinc over last quarter.

The consolidated operational results for the past five quarters and for the nine months ended December 31, 2022 and 2021 are summarized as follows:

Consolidated	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Q3 F2022	Nine months ended December 31,
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	2022	2021

Production Data
Ore Mined (tonne)	296,050	290,981	300,104	180,505	292,072	887,135	815,775
Ore Milled (tonne)	303,442	291,643	298,176	182,670	304,772	893,261	819,665

Head Grades
Silver (gram/tonne)	207	209	210	213	205	209	208
Lead (%)	3.3	3.1	3.1	3.2	3.1	3.2	3.2
Zinc (%)	1.3	1.2	1.4	1.4	1.5	1.3	1.6

Recovery Rates
Silver (%)	94.4	94.2	94.5	94.2	93.8	94.4	93.7
Lead (%)	94.7	93.6	94.7	95.2	94.4	94.3	94.5
Zinc (%)	81.3	78.2	78.1	75.8	80.1	79.2	80.0

Metal production
Silver (in thousands of ounces)	1,853	1,798	1,860	1,146	1,834	5,511	5,003
Gold (in thousands of ounces)	1.1	1.2	1.1	0.5	1.1	3.4	2.9
Lead (in thousands of pounds)	20,059	17,983	19,088	11,962	18,978	57,130	52,469
Zinc (in thousands of pounds)	6,974	5,986	6,926	4,101	8,030	19,886	22,711

Metals sold
Silver (in thousands of ounces)	1,860	1,789	1,915	1,173	1,721	5,564	5,092
Gold (in thousands of ounces)	1.1	1.2	1.1	0.5	1.1	3.4	2.9
Lead (in thousands of pounds)	19,273	17,268	19,125	12,279	17,155	55,666	51,284
Zinc (in thousands of pounds)	7,119	5,940	6,928	4,340	7,588	19,987	22,469

The operational results at the Ying Mining District for the past five quarters and for the nine months ended December 31, 2022 and 2021 are summarized as follows:

Ying Mining District	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Q3 F2022	Nine months ended December 31,
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	2022	2021

Production Data
Ore Mined (tonne)	206,854	215,927	214,038	130,612	200,946	636,819	550,786
Ore Milled (tonne)	213,830	216,262	212,055	131,731	214,982	642,147	552,562

Head Grades
Silver (gram/tonne)	262	257	267	271	258	262	272
Lead (%)	4.0	3.7	3.9	3.9	3.7	3.9	3.9
Zinc (%)	0.7	0.7	0.7	0.8	0.8	0.7	0.8

Recovery Rates
Silver (%)	95.7	95.5	95.7	95.2	95.1	95.7	95.1
Lead (%)	95.4	94.1	95.4	96.1	95.2	95.0	95.5
Zinc (%)	66.4	62.5	58.1	57.4	64.0	62.3	60.3

Metal production
Silver (in thousands of ounces)	1,674	1,657	1,696	1,062	1,647	5,027	4,447
Gold (in thousands of ounces)	1.1	1.2	1.1	0.5	1.1	3.4	2.9
Lead (in thousands of pounds)	17,647	16,201	16,718	10,542	16,392	50,566	44,341
Zinc (in thousands of pounds)	2,082	1,976	1,928	1,317	2,347	5,986	5,450

Metals sold
Silver (in thousands of ounces)	1,675	1,649	1,759	1,058	1,561	5,083	4,561
Gold (in thousands of ounces)	1.1	1.2	1.1	0.5	1.1	3.4	2.9
Lead (in thousands of pounds)	16,969	15,587	16,760	10,278	15,003	49,316	43,614
Zinc (in thousands of pounds)	2,143	1,882	2,035	1,524	1,947	6,060	5,085

The operational results at the GC Mine for the past five quarters and for the nine months ended December 31, 2022 and 2021 are summarized as follows:

GC Mine	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Q3 F2022	Nine months ended December 31,
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	2022	2021

Production Data
Ore Mined (tonne)	89,196	75,054	86,066	49,893	91,126	250,316	264,989
Ore Milled (tonne)	89,612	75,381	86,121	50,939	89,790	251,114	267,103

Head Grades
Silver (gram/tonne)	75	72	71	62	78	73	77
Lead (%)	1.4	1.2	1.4	1.4	1.5	1.3	1.5
Zinc (%)	2.8	2.7	2.9	2.8	3.2	2.8	3.3

Recovery Rates
Silver (%)	83.0	81.0	83.4	82.4	83.5	82.5	84.0
Lead (%)	90.3	88.5	89.8	88.7	89.0	89.6	89.3
Zinc (%)	90.1	89.6	90.4	89.8	89.8	90.1	89.6

Metal production
Silver (in thousands of ounces)	179	141	164	84	187	484	556
Lead (in thousands of pounds)	2,412	1,782	2,370	1,420	2,586	6,564	8,128
Zinc (in thousands of pounds)	4,892	4,010	4,998	2,784	5,683	13,900	17,261

Metals sold
Silver (in thousands of ounces)	185	140	156	115	160	481	531
Lead (in thousands of pounds)	2,304	1,681	2,365	2,001	2,152	6,350	7,670
Zinc (in thousands of pounds)	4,976	4,058	4,893	2,816	5,641	13,927	17,384

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 07:30e 13-JAN-23